UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	December 31, 2017

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grupo TMM, S.A.B.
Full Name of Registrant

Grupo TMM, S.A.
Former Name if Applicable

Avenida de la Cúspide No. 4755
Address of Principal Executive Office (Street and Number)

Colonia Parques del Pedregal, 14010 México, D.F., México
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Grupo TMM, S.A.B. (the “Company”) Annual Report on Form 20-F for the fiscal year ended December 31, 2017 cannot be filed within the prescribed time period without unreasonable effort or expense due to delays resulting from the integration of information associated with an internal corporate restructuring process undertaken during the Company’s 2017 fiscal year.  The Company expects to file its Form 20-F by no later than May 15, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carlos Pedro Aguilar Mendez	5255	5629 8866
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to record a net income of Ps. 1,329.6 in 2017, compared to a net loss of Ps. 506.6 million in 2016.  We expect that the change in net income in 2017 is primarily due to an expected increase in other income to Ps. 3,217.7 million in 2017 compared to Ps. 52.9 million in 2016.  The expected increase in other income in 2017 is primarily attributable to an expected gain of Ps. 3,458.5 million on the loss of control of a subsidiary, TMM Division Maritima, S.A. de C.V.

Grupo TMM, S.A.B.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2018	By:	/s/ Carlos Pedro Aguilar Mendez
		Name:	Carlos Pedro Aguilar Mendez
		Title:	Chief Financial Officer